KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

RECEIVED
2008 JAN 25 A 6:

08000425

SUPPL

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

23rd January 2008..

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

dlw 1/29

Company	**KERRY GROUP PLC**
Free float calculation date	31/12/2007
Connected/interested party shareholdings (in	0.78%
Strategic, long term holdings (in aggregate)	23.80%
Free-float %	75.42%
Contact name in Kerry Group plc **Contact telephone:**	Brian Durran 00 353 66 718 2000
Contact e-mail:	brian.durran@kerry.ie

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,689,635 A Ordinary shares with voting rights.

The above figure (174,689,635) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

31/12/2007

END